Exhibit 107
EX-FILING FEES

Calculation of Filing Fee Table
Schedule TO
(Form Type)
Hancock Park Corporate Income, Inc.
(Exact Name of Registrant as Specified in its Charter)
Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$533,282.40	0.01476%	$78.71

Fees Previously Paid	$0		$0.00

Total Transaction Valuation	$533,282.40

Total Fees Due for Filing			$78.71

Total Fees Previously Paid			$0.00

Total Fee Offsets			$0.00

Net Fee Due			$78.71